Exhibit 99.1

September 1st, 2010 – Toronto, Ontario – GameCorp Ltd. (“the Company”) (CNSX: GGG, OTCBB: GAIMF) is pleased to announce that it has entered into a strategic joint venture agreement to launch its mobile lottery & sweepstakes solutions in Panama City, Panama.  GameCorp’s joint venture partner, American Tower 2 Corp. (“AT2”), is a corporation based out of Panama City, Panama that brings critical relationships and experience in the telecom and technology business and will provide the necessary local presence required to successfully implement and manage a nationwide lottery and/or sweepstakes.

The Company and AT2 shall each own 50% of a newly formed company named Function Mobile Panama Corp. (“FMP”) and will jointly fund FMP on the same basis.  As part of the agreement, AT2 will have to right of first refusal to partner with GameCorp in a number of Latin American and Caribbean countries where the principals of AT2 have strong relationships and operating experience.  These additional jurisdictions will be determined on a country by country basis as the opportunities present themselves.

“We are very pleased to have developed a relationship with a strong local partner in Panama that will assist us in building out our service and managing it on an ongoing basis,” said Graham Simmonds, CEO of GameCorp. “Our company’s plan is to launch a government approved and regulated national electronic sweepstakes service to be distributed to mobile phones and devices throughout Panama.”

Juan Mackenzie of AT2 stated, “GameCorp is a strategic partner that brings to Panama a new technologic vision to the mobile value added services market.  This strategic joint venture agreement to launch mobile sweepstakes solutions puts AT2 in position to compete in other Latin America countries using the vast experience of GameCorp.”

The Company’s sweepstakes will offer prizing through random draws and skill based games utilizing the Function Mobile short-messaging-system (SMS) transaction platform.  The Company views this as a tremendous opportunity due to the fact that the number of mobile phones in Panama exceeds the population.  Mobile phones have become a dependency and the primary means of communication throughout the region.  More importantly SMS is the most commonly used data service due to its cost effectiveness, simplicity and the fact that every mobile device is SMS enabled.  This means that consumers can participate simply by sending and receiving a text message without having to worry about handset requirements or bulky downloads.  The launch date and licensing of the service will be announced once they have been finalized with the Panamanian government.

GameCorp Ltd. is a public company that trades under the symbol GGG on the Canadian National Stock Exchange and under the symbol GAIMF on the Over the Counter Bulletin Board. In general, the Company participates in the early-stage development of gaming projects with a specific focus on mobile technology and a proprietary platform for the enablement of mobile lottery, gaming and sweepstakes services.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

ON BEHALF OF GAMECORP LTD.

For additional information please visit the Company’s website at www.gamecorp.com or refer to www.sedar.com.

The Canadian National Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward-looking Statements

This press release contains certain forward-looking statements with respect to the Corporation.  These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated.  We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.  These statements involve risks and uncertainties including, without limitation, GameCorp’s ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For further information please contact:

GameCorp Ltd:

Mr. Graham Simmonds
Chairman, President and Chief Executive Officer
Direct: +1-416-843-2881
Email:  graham@gamecorp.com